================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[Mark One]
[X]              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the calendar year ended: December 31, 1999

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               For the transition period from ________ to ________


                         COMMISSION FILE NUMBER: 0-20330





                               GARDENBURGER, INC.
                           401(k) PROFIT SHARING PLAN
                            (FULL TITLE OF THE PLAN)





                               GARDENBURGER, INC.
                            1411 S.W. Morrison Street
                                    Suite 400
                             Portland, Oregon 97205
                          (NAME AND ADDRESS OF ISSUER)


================================================================================

(a)      Financial Statements.
         --------------------
                                                                         Page
                                                                         ----

Report of Independent Public Accountants                                   2

Statements of Net Assets Available for Benefits as of
  December 31, 1999 and 1998                                               3

Statement of Changes in Net Assets Available for Benefits for the
  Year Ended December 31, 1999                                             4

Notes to Financial Statements and Schedule                                 5

Schedule Supporting Financial Statements
  Schedule I:  Part IV - Line 4i - Schedule of Assets Held for             9
     Investment Purposes as of December 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
Gardenburger, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Gardenburger, Inc. 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     /s/ ARTHUR ANDERSEN LLP


Portland, Oregon
June 13, 2000

                  GARDENBURGER, INC. 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998



                                                       1999            1998
                                                     --------         ------
INVESTMENTS, at fair value:
  Participant directed-
    Shares in a registered investment company:
      Fidelity Retirement Money Market Portfolio   $        -       $  243,425
      Fidelity Small Cap Stock Fund                         -            8,444
      Fidelity Growth and Income Portfolio                  -          654,694
      Fidelity Contra Fund                                  -          334,957
      Fidelity Growth Company Fund                          -          613,862
      Fidelity Investment Grade Bond Fund                   -          147,518
      Fidelity Overseas Fund                                -          169,198
      Fidelity Magellan Fund                          462,291          328,846
      Columbia Daily Income Company                   267,395                -
      Columbia Fixed Income Securities Fund           158,515                -
      Columbia Balanced Fund                           19,770                -
      Columbia Growth Fund                          1,894,988                -
      Columbia Small Cap Fund                          30,641                -
      Galaxy Large Cap Index Fund                      29,924                -
      Janus Worldwide Fund                            307,994                -

    Common stock:
      Gardenburger, Inc. Common Stock                  15,681                -

    Participant loans                                  14,597           41,973
                                                   ----------       ----------
          Total investments                         3,201,796        2,542,917

RECEIVABLES:
  Participant contributions                            11,754           52,353
  Employer contributions                                3,665           16,070
                                                   ----------       ----------
          Total receivables                            15,419           68,423
                                                   ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS                  $3,217,215       $2,611,340
                                                   ==========       ==========


        The accompanying notes are an integral part of these statements.

                  GARDENBURGER, INC. 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999



                                                                        1999
                                                                       ------
ADDITIONS:
  Participant contributions                                          $  530,926
  Rollover contributions                                                121,837
  Employer contributions                                                 76,587
  Interest income                                                         3,638
                                                                     ----------
     Total additions                                                    732,988

DEDUCTIONS:
  Administrative expenses                                                   226
  Benefits and withdrawals paid to participants                         686,633
                                                                     ----------
     Total deductions                                                   686,859
                                                                     ----------
     Net increase before net realized and unrealized appreciation        46,129

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE
OF INVESTMENTS                                                          559,746
                                                                     ----------
     Net increase                                                       605,875

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  2,611,340
                                                                     ----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                       $3,217,215
                                                                     ==========




         The accompanying notes are an integral part of this statement.

                  GARDENBURGER, INC. 401(k) PROFIT SHARING PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 1999 AND 1998

1.  PLAN DESCRIPTION:
    -----------------

The following description of the Gardenburger, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

During 1999, the Plan transferred all assets from Fidelity Trust Company (Fidelity) to Columbia Trust Company (Columbia). Investments in the funds contained within the Plan are participant directed. Columbia currently serves as trustee of the Plan.

GENERAL. The Plan is a defined contribution plan established by Gardenburger, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ELIGIBILITY. Employees are eligible to participate in the Plan if the employee is not a leased employee or a nonresident alien and has attained the age of 17.

CONTRIBUTIONS. Eligible employees may contribute an amount up to 15% of compensation as defined by the Plan, subject to limits in the IRC. The Company matches 100% of each participant's elective contribution up to a maximum of 2% of the participant's eligible compensation.

VESTING. Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant's share of Company matching contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

                  Years of          Percentage
                  Service             Vested
                  --------          ----------
                less than 2              0%
                     2                  20%
                     3                  40%
                     4                  60%
                     5                  80%
                     6                 100%

Participants earn one year of credited service for each Plan year in which the participant is employed by the Company for 1,000 hours of service. In addition, a participant becomes 100% vested in the participant's share of Company matching contributions and the earnings thereon upon retirement after reaching age 62, death, or total and permanent disability while employed.

PARTICIPANT LOANS. Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and other certain restrictions. As these loans are repaid by the participant, the proceeds, including interest, are returned to the participant's account. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years for the purchase of a primary residence. The interest rate is determined by the plan administrator based on the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on outstanding loans at December 31, 1999 was 9.5% with maturities from 2003 to 2008.

BENEFITS. Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The normal form of payment is a lump-sum distribution.

WITHDRAWALS. Except upon death, total disability, termination or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

PARTICIPANT ACCOUNTS. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's matching contributions and an allocation of the Plan's net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances in that fund.

FORFEITED ACCOUNTS. Participants who terminate employment forfeit the nonvested portion of Company matching contributions and the earnings thereon after a one-year break in service. Forfeitures are used to reduce future Company contributions. During 1999, approximately $70,000 in forfeitures were used to reduce employer contributions. At December 31, 1999, approximately $19,000 in forfeitures were available to reduce future employer contributions.

INVESTMENT OPTIONS. Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into five Columbia fund options, Galaxy Large Cap Index Fund, Janus Worldwide Fund, Fidelity Magellan Fund and Gardenburger Stock Fund. Participants may change their investment elections on a daily basis. A description of each investment option is provided below:

         COLUMBIA DAILY INCOME COMPANY. This fund seeks a high level of income consistent with the maintenance of liquidity and the preservation of capital by investing primarily in high quality money market securities. The fund assets will be invested in short-term debt obligations maturing within one year.

         COLUMBIA FIXED INCOME SECURITIES FUND. This fund seeks a high level of income by investing in a broad range of debt securities with intermediate to long-term maturities.

         COLUMBIA BALANCED FUND. This fund seeks high total return by investing in common stocks and debt securities. The fund invests primarily in stocks of large-cap well-established companies.

         COLUMBIA GROWTH FUND. This fund seeks capital appreciation by investing, under normal market conditions, in stocks of companies expected to experience long-term, above average earnings growth.

         COLUMBIA SMALL CAP FUND. This fund seeks significant capital appreciation by investing, under normal market conditions, at least 65% of its assets in stocks, or securities convertible into stocks, of companies with a market capitalization of less than 250% of the dollar-weighted median market capitalization of the S&P Small Cap 600 Index.

         GALAXY LARGE CAP INDEX FUND. This fund seeks to provide investment results that, before deduction of operating expense, match the price and yield performance of U.S. publicly traded common stocks with large stock market capitalizations, as represented by the S&P 500 Index.

         JANUS WORLDWIDE FUND. This fund seeks long-term growth of capital consistent with preservation of capital. The fund invests primarily in foreign and domestic common stocks. Investments are usually spread across at least five different countries, including the United States, though it may at times invest in a single country.

         FIDELITY MAGELLAN FUND. This fund invests primarily in equity securities of domestic, foreign and multinational issuers of all sizes that offer potential for growth. The fund seeks long-term capital appreciation by investing in securities with high growth potential.

         GARDENBURGER, INC. COMMON STOCK FUND. This unitized investment consists of Gardenburger, Inc. common stock and approximately 1% to 5% in cash investments.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

BASIS OF ACCOUNTING. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT VALUATION. Investments of the Plan are stated at fair value. Fair value for shares in a registered investment company is determined by quoted prices in an active market. Participant loans are valued at cost which approximates fair value.

INCOME RECOGNITION. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Interest and dividend income includes capital gain distributions.

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS. Net realized and unrealized appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

During 1999, investments appreciated in value as follows:

     Shares in registered investment companies           $557,322
     Gardenburger, Inc. common stock                        2,424
                                                         --------
                                                         $559,746
                                                         ========

Purchases and sales of securities are recorded on a trade date basis. Brokerage fees are incorporated within the investments respective returns.

PAYMENT OF BENEFITS. Benefit payments to participants are recorded upon distribution.

ADMINISTRATIVE EXPENSES. Substantially all administrative expenses are paid by the Plan.

PARTICIPANT DIRECTED INVESTMENTS. The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3) which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

3.  TAX STATUS:
    -----------

The Internal Revenue Service issued a determination letter dated January 23, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

4.  PLAN TERMINATION:
    -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts become fully vested.

5.  RELATED PARTY TRANSACTIONS:
    ---------------------------

Certain investment funds are managed by Columbia. Columbia is the trustee as defined by the Plan and, accordingly, these investments and investment transactions qualify as party-in-interest transactions.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500:
    --------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 1999 and 1998:

                                                          1999          1998
                                                       ----------    ----------
Net assets available for benefits per the financial
  statements                                           $3,217,215    $2,611,340
Amounts allocated to withdrawing participants                   -       (20,532)
                                                       ----------    ----------
Net assets available for benefits per the Form 5500    $3,217,215    $2,590,808
                                                       ==========    ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

Benefits paid to participants per the financial statements         $686,633
Less- Amounts allocated to withdrawing participants at
  December 31, 1998                                                 (20,532)
                                                                   --------
Benefits paid to participants per the Form 5500                    $666,101
                                                                   ========

                                                                      SCHEDULE I

                  GARDENBURGER, INC. 401(k) PROFIT SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          EIN 93-0886359 - PLAN NO. 001

                                PART IV - LINE 4i

                                DECEMBER 31, 1999

                                    (NOTE 5)


                                                 Description of
                                             Investment, Including
      Identity of                             Maturity Date, Rate
    Issue, Borrower,                        of Interest, Collateral,                                      Current
Lessor or Similar Party                      Par or Maturity Value                         Cost            Value
-----------------------                 ---------------------------------               ----------       ----------
                                        Shares in a registered investment
                                          company-

 Fidelity Investments                       Fidelity Magellan Fund -
                                              3,383.529 shares                          $  445,555       $  462,291
*Columbia Trust Company                     Columbia Daily Income
                                              Company - 267,395.050 shares                 267,395          267,395
*Columbia Trust Company                     Columbia Fixed Income
                                              Securities Fund - 12,742.376
                                              shares                                       166,732          158,515
*Columbia Trust Company                     Columbia Balanced Fund -
                                              799.742 shares                                19,201           19,770
*Columbia Trust Company                     Columbia Growth Fund -
                                              38,744.388 shares                          1,814,177        1,894,988
*Columbia Trust Company                     Columbia Small Cap Fund -
                                              1,124.012 shares                              20,554           30,641
 Galaxy                                     Galaxy Large Cap Index
                                              Fund - 724.197 shares                         27,904           29,924
 Janus Funds                                Janus Worldwide Fund -
                                              4,029.747 shares                             212,083          307,994
*Gardenburger, Inc.                     Gardenburger, Inc. Common Stock -
                                          2,367.000 shares                                  16,730           15,681
*Participant                            Participant loans (interest at
                                          9.50% with maturities between
                                          2003 to 2008)                                     14,597           14,597
                                                                                        ----------       ----------
                                        Total Investments                               $3,004,928       $3,201,796
                                                                                        ==========       ==========

*Represents a party-in-interest transaction as of December 31, 1999.

NOTE:  Cost is calculated on a moving average basis.

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 28, 2000                         GARDENBURGER, INC.
                                            401(k) PROFIT SHARING PLAN



                                            By:  /s/ Lorraine Crawford
                                               --------------------------------
                                                 Lorraine Crawford
                                                 Corporate Controller and
                                                 Acting Chief Financial Officer
                                                 (Principal Accounting Officer)

(b)      Exhibits.
         --------

         The following document is an exhibit to this Form 11-K:

         Exhibit No.                          Document
         -----------                          --------

               23             Consent of Independent Public Accountants

                                                                      EXHIBIT 23



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Gardenburger, Inc.'s previously filed Registration Statement on Form S-8, File No. 333-92665.



                                           /s/ ARTHUR ANDERSEN LLP


Portland, Oregon
June 22, 2000